UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Valero Energy Partners LP
(Name of Issuer)

VALERO ENERGY PARTNERS LP
VALERO ENERGY CORPORATION
VALERO TERMINALING AND DISTRIBUTION COMPANY
VALERO ENERGY PARTNERS GP LLC
VALERO FOREST CONTRIBUTION LLC
(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

91914J102
(CUSIP Number of Class of Securities)

J. Stephen Gilbert Secretary Valero Energy Corporation One Valero Way San Antonio, Texas 78249 Telephone: (210) 345-2000	J. Stephen Gilbert Vice President and Secretary Valero Energy Partners GP LLC One Valero Way San Antonio, Texas 78249 Telephone: (210) 345-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:
Jeremy L. Moore Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	David Elder Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 Telephone: (713) 220-5800

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$950,349,699	$115,183

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The transaction valuation was determined based upon the product of (1) 22,493,484, the aggregate number of Common Units to be converted into the right to receive merger consideration, and (2) the per unit merger consideration of $42.25.

** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0‑11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.0001212 by the aggregate merger consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $115,183	Filing Party: Valero Energy Partners LP

Form or registration No.: Schedule 14C	Date Filed: November 9, 2018

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed by (i) Valero Energy Partners LP, a Delaware limited partnership (“VLP”), (ii) Valero Energy Corporation, a Delaware corporation (“VLO”), (iii) Valero Terminaling and Distribution Company, a Delaware corporation, an indirect wholly owned subsidiary of VLO and the sole member of VLP GP (as defined below) (“VTDC”), (iv) Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of VLP (“VLP GP”) and (v) Valero Forest Contribution LLC, a Delaware limited liability company and a wholly owned subsidiary of VTDC (“Contribution Sub”) (each of (i) through (v), a “Filing Person”). VLP has filed an information statement on Schedule 14C (the “Information Statement”). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement (as defined below) is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The definitive Information Statement was mailed to record holders of Common Units (as defined below) beginning on December 14, 2018.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 18, 2018, by and among VLO, Forest Merger Sub, LLC, a Delaware limited liability company and a former wholly owned subsidiary of VTDC (“Merger Sub”), VLP and VLP GP (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into VLP, with VLP surviving the merger and continuing to exist as a Delaware limited partnership (the “Merger”). Concurrently with the execution of the Merger Agreement, VLP entered into a support agreement (the “Support Agreement”) (the transactions contemplated by the Merger Agreement and the Support Agreement, the “Merger Transactions”) with VTDC whereby VTDC agreed, in its capacity as a unitholder of VLP, to deliver (or cause to be delivered) a written consent approving the Merger Agreement and the Merger Transactions. On November 8, 2018, for United States tax purposes, VTDC contributed 1,413,512 common units representing limited partner interests in VLP (“Common Units”) to Contribution Sub in exchange for all of the limited liability company interests of Contribution Sub and simultaneously therewith Contribution Sub executed and delivered to VLP a counterpart to the Support Agreement pursuant to which Contribution Sub was bound by all of the terms and provisions of the Support Agreement, as if Contribution Sub were an original party to the agreement.

Following the consummation of the Merger, VLO, as the sole ultimate parent of VLP GP, VTDC and Contribution Sub, owns all of the limited partner interests, general partner interests and incentive distribution rights of VLP.  The Merger became effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware on January 10, 2019 (the “Effective Time”). At the Effective Time, each Common Unit issued and outstanding immediately prior to the Effective Time, other than Common Units held by VTDC and Contribution Sub, was converted into the right to receive $42.25 in cash, without interest.

Under the applicable provisions of VLP’s First Amended and Restated Agreement of Limited Partnership dated as of December 16, 2013, as amended by Amendment No. 1 thereto dated as of December 19, 2017 (as amended, modified or supplemented from time to time, the “VLP Partnership Agreement”), the approval of the Merger Agreement required the approval of a “Unit Majority” which, as defined in the VLP Partnership Agreement, means at least a majority of the outstanding Common Units. On January 10, 2019, VTDC and Contribution Sub delivered written consents approving the Merger Agreement and the Merger Transactions, which written consents were sufficient to constitute a Unit Majority.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that VLP is “controlled” by any of the Filing Persons and/or their respective affiliates.
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Item 11. Interests in Securities of the Subject Company

Regulation M-A Item 1008

Item 11(a)-(b) is hereby amended and supplemented by adding the following language:

On December 17, 2018, Richard F. Lashway and Jay D. Browning made charitable donations of 2,440 Common Units and 5,500 Common Units, respectively. On December 20, 2018, Joseph W. Gorder made a charitable donation of 50,000 Common Units. No consideration was received with respect to any of these charitable donations.

Item 15. Additional Information

Regulation M-A Item 1011

Item 15(c) is hereby amended and supplemented by adding the following language:

On January 10, 2019, VTDC and Contribution Sub, pursuant to the Support Agreement, delivered written consents approving the Merger Agreement and the Merger Transactions, which written consents were sufficient to constitute a Unit Majority.

On January 10, 2019, VLP filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into VLP, with VLP surviving and continuing to exist as a Delaware limited partnership. As a result of the Merger, VLP became an indirect wholly owned subsidiary of VLO.

As a result of the Merger, VLP ceased to be a publicly traded partnership and the Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

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Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Valero Energy Partners LP (incorporated by reference to the Valero Energy Partners LP Definitive Information Statement filed on December 14, 2018).

(a)(2)
Press release issued by Valero Energy Partners LP, dated October 18, 2018 (incorporated by reference to Exhibit 99.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed on October 18, 2018).

(a)(3)	Letter to Valero Energy Partners LP common unitholders (incorporated by reference to the Definitive Information Statement filed herewith as Exhibit (a)(1)).

(a)(4)	Valero Energy Partners LP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 22, 2018 (incorporated by reference).

(a)(5)	Valero Energy Partners LP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed on November 5, 2018 (incorporated by reference).

(a)(6)
Press release issued by Valero Energy Partners LP, dated January 10, 2019 (incorporated by reference to Exhibit 99.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed on January 10, 2019).

(b)
$3,000,000,000 5-Year Third Amended and Restated Revolving Credit Agreement, dated as of November 12, 2015, among Valero Energy Corporation, as Borrower; JPMorgan Chase Bank, N.A., as Administrative Agent; and the lenders named therein (incorporated by reference to Exhibit 10.1 to Valero Energy Corporation’s Current Report on Form 8-K filed on November 13, 2015).

(c)(1)
Opinion of Jefferies LLC to the Conflicts Committee of the Board of Directors of Valero Energy Partners LP, dated October 18, 2018 (included as Annex C to the Definitive Information Statement filed herewith as Exhibit (a)(1)).

(c)(2)*	Discussion materials prepared by Jefferies LLC, dated October 4, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(3)*	Discussion materials prepared by Jefferies LLC, dated October 8, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(4)*	Presentation materials prepared by Jefferies LLC, dated October 18, 2018, for the Conflicts Committee of the Board of Directors of Valero Energy Partners GP LLC.

(c)(5)*
Presentation materials prepared by J.P. Morgan Securities LLC that were provided to Valero Energy Corporation management on September 17, 2018 and subsequently provided to the Board of Directors of Valero Energy Corporation.

(d)(1)
Agreement and Plan of Merger, dated as of October 18, 2018, by and among Valero Energy Corporation, Forest Merger Sub, LLC, Valero Energy Partners LP and Valero Energy Partners GP LLC (included as Annex A to the Definitive Information Statement filed herewith as Exhibit (a)(1)).

(d)(2)
Support Agreement, dated as of October 18, 2018, by and between Valero Energy Partners LP and Valero Terminaling and Distribution Company (included as Annex B to the Definitive Information Statement filed herewith as Exhibit (a)(1)).

(d)(3)*	Contribution Agreement, dated as of November 8, 2018, between Valero Terminaling and Distribution Company and Valero Forest Contribution LLC.

(e)	None.

(f)(1)
First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP, dated as of December 16, 2013 (incorporated by reference to Exhibit 3.1 to Valero Energy Partners LP’s Current Report on Form 8-K filed on December 20, 2013).

(f)(2)
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP, dated as of December 19, 2017 (incorporated by reference to Exhibit 3.01 to Valero Energy Partners LP’s Current Report on Form 8-K filed on December 19, 2017).

(f)(3)*	Delaware Code Title 6 § 17-212.

(g)	None.

(h)	None.

* Previously filed.
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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019	VALERO ENERGY PARTNERS LP

	By:	VALERO ENERGY PARTNERS GP LLC,
its general partner

	By:	/s/ Joseph W. Gorder
	Name:	Joseph W. Gorder
	Title:	Chief Executive Officer

Dated: January 10, 2019	VALERO ENERGY CORPORATION

	By:	/s/ Joseph W. Gorder
	Name:	Joseph W. Gorder
	Title:	Chief Executive Officer and President

Dated: January 10, 2019	VALERO TERMINALING AND DISTRIBUTION COMPANY

	By:	/s/ J. Stephen Gilbert
	Name:	J. Stephen Gilbert
	Title:	Senior Vice President and Secretary

Dated: January 10, 2019	VALERO ENERGY PARTNERS GP LLC

	By:	/s/ Joseph W. Gorder
	Name:	Joseph W. Gorder
	Title:	Chief Executive Officer

Dated: January 10, 2019	VALERO FOREST CONTRIBUTION LLC

	By:	/s/ Donna M. Titzman
	Name:	Donna M. Titzman
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Transaction Statement on Schedule 13E-3]